UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Protection One, Inc.

(Name of Subject Company)

Protection Acquisition Sub, Inc.

(Offeror)

a wholly-owned indirect subsidiary of

Protection Holdings, LLC

(Parent of Offeror)

GTCR Fund IX/A, L.P.

GTCR Fund IX/B, L.P.

GTCR Golder Rauner II, L.L.C.

(Other Persons)

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

743663403

(CUSIP Number of Class of Securities)

Christian B. McGrath

GTCR Golder Rauner II, L.L.C.

300 N. LaSalle Street

Suite 5600

Chicago, IL 60654

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Thomas H. Kennedy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	Edward Sonnenschein, Esq. M. Adel Aslani-Far, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Peter C. Krupp, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, IL 60606 (312) 407-0700	Bradley C. Faris, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, IL 60606 (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$474,782,205	$33,851.98

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $15.50 per share of common stock of Protection One, Inc., par value $0.01 per share, (“Shares”) by 30,631,110 Shares, which is the sum of (i) 25,435,221 Shares outstanding (including 100,000 restricted shares), (ii) 2,760,546 Shares authorized and reserved for issuance (including applicable options and non-plan options to purchase Shares, outstanding restricted share units, payable on a one-for-one basis, with respect to Shares, and outstanding warrants to purchase Shares) and (iii) 2,435,343 outstanding stock appreciation rights with respect to Shares.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,851.98	Filing Party:	Protection Acquisition Sub, Inc.
Form or Registration No.	Schedule TO	Date Filed	May 3, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 3, 2010 (which, together with this Amendment, Amendment No. 1, filed May 11, 2010, Amendment No. 2, filed May 17, 2010, Amendment No. 3, filed May 21, 2010, and Amendment No. 4, filed May, 24, 2010, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO is filed by (i) Protection Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Protection Holdings, LLC, a Delaware limited liability company (“Parent”), and (ii) Parent, which is controlled by GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”); GTCR Fund IX/B, L.P., a Delaware limited partnership (“Fund IX/B”); GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of it being the general partner of Fund IX/A and Fund IX/B; and GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of Partners IX. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Protection One, Inc., a Delaware corporation (“Protection One”), at a purchase price of $15.50 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2010, attached hereto as Exhibit (a)(1)(A) (which, together with Supplement No. 1 to Offer to Purchase, dated May 21, 2010, attached hereto as Exhibit (a)(1)(H) and any subsequent amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the Letter of Transmittal, attached hereto as Exhibit (a)(1)(B). Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Offer to Purchase.

Items 1, 4 and 11.        Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4, and 11 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 9:00 a.m., New York City time, on June 4, 2010. The Depositary has advised us that 23,434,112 Shares were validly tendered and not properly withdrawn. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by the Purchaser. Purchaser also exercised its Top-Up Option, pursuant to which Protection One issued Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent could effect a short-form merger.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser and Parent had sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Protection One. Accordingly, Purchaser and Parent have effected a Short-Form Merger in which Purchaser merged with and into Protection One, with Protection One surviving the Merger and continuing as a wholly-owned indirect subsidiary of Parent. In the Merger, each Share not previously purchased in the Offer, otherwise held by Purchaser or Parent, or held in the treasury of Protection One was converted, subject to appraisal rights, into the right to receive a price per Share equal to the Offer Price. June 4, 2010 will be the last day Shares trade on the NASDAQ Global Market.

On June 4, 2010, GTCR issued a press release announcing the expiration of the Offer, the results of the Offer and the completion of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”

Item 12.	Exhibits

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(F)    Press Release issued by GTCR Golder Rauner II, L.L.C. on June 4, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2010

Protection Acquisition Sub, Inc.

By:	/S/ TIMOTHY J. WHALL
Name:	Timothy J. Whall
Title:	President and Chief Executive Officer

Protection Holdings, LLC

By:	/S/ TIMOTHY J. WHALL
Name:	Timothy J. Whall
Title:	President and Chief Executive Officer

GTCR Fund IX/A, L.P.

By:	GTCR PARTNERS IX, L.P.
Its:	General Partner

By:	GTCR GOLDER RAUNER II, L.L.C
Its:	General Partner

By:	/S/ CHRISTIAN B. MCGRATH
Name:	Christian B. McGrath
Title:	General Counsel

GTCR Fund IX/B, L.P.

By:	GTCR PARTNERS IX, L.P.
Its:	General Partner

By:	GTCR GOLDER RAUNER II, L.L.C
Its:	General Partner

By:	/S/ CHRISTIAN B. MCGRATH
Name:	Christian B. McGrath
Title:	General Counsel

GTCR Golder Rauner II, L.L.C.

By:	/S/ CHRISTIAN B. MCGRATH
Name:	Christian B. McGrath
Title:	General Counsel

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 3, 2010*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Summary Advertisement as published in The Wall Street Journal on May 3, 2010

(a)(1)(F)	Press Release issued by GTCR Golder Rauner II, L.L.C. on April 26, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Protection Acquisition Sub, Inc. with the Securities and Exchange Commission on April 26, 2010)

(a)(1)(G)	Press Release issued by Protection One, Inc. on April 26, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)

(a)(1)(H)	Supplement No. 1 to Offer to Purchase, dated May 21, 2010*

(a)(5)(A)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Donald Rensch v. Protection One, Inc., C.A. No. 5468-VCS (incorporated by reference to Exhibit (a)(10) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Protection One, Inc. with the Securities and Exchange Commission on May 11, 2010)

(a)(5)(B)	Complaint filed in the District Court of Douglas County, Kansas, captioned Trading Strategies Fund v. Peter R. Ezersky, et al., Case No. 10CV3333 (incorporated by reference to Exhibit (a)(11) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Protection One, Inc. with the Securities and Exchange Commission on May 11, 2010)

(a)(5)(C)	Complaint filed in the Court of Chancery of the State of Delaware, captioned The Law Offices of Mark Kotlarsky Pension Plan v. Richard Ginsburg, et al., C.A. No. 5490 (incorporated by reference to Exhibit (a)(12) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Protection One, Inc. with the Securities and Exchange Commission on May 17, 2010)

(a)(5)(D)	Memorandum of Understanding, dated as of May 21, 2010 (incorporated by reference to Exhibit (a)(13) to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Protection One, Inc. with the Securities and Exchange Commission on May 21, 2010)

(a)(5)(E)	Press Release issued by GTCR Golder Rauner II, L.L.C. on May 24, 2010

(a)(5)(F)	Press Release issued by GTCR Golder Rauner II, L.L.C. on June 4, 2010

(b)(1)	Senior Secured Facilities Commitment Letter, dated April 26, 2010, among Protection Acquisition Sub, Inc., J.P Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Barclays Bank PLC

(b)(2)	Senior Secured Notes Commitment Letter, dated April 26, 2010 between Protection Acquisition Sub, Inc. and TCW/Crescent Mezzanine Management V, LLC

(b)(3)	Equity Commitment Letter, dated April 26, 2010 between Protection Holdings, LLC and GTCR Fund IX/A, L.P.

(b)(4)	Guaranty dated as of April 26, 2010, by GTCR Fund IX/A, L.P. in favor of Protection One, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2010, by and among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and Protection One, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)

(d)(2)	Tender and Support Agreement, dated as of April 26, 2010, by and among POI Acquisition, L.L.C., Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)

(d)(3)	Tender and Support Agreement, dated as of April 26, 2010, by and among Monarch Alternative Capital LP, Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)

(d)(4)	Confidentiality Agreement, dated as of January 25, 2010, between GTCR Golder Rauner II, L.L.C. and Company

(d)(5)	Exclusivity Agreement, dated April 22, 2010, between GTCR Golder Rauner LLC and Protection One, Inc.

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated as of May 21, 2010, by and among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and Protection One, Inc. (incorporated by reference to Exhibit (e)(8) to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Protection One, Inc. with the Securities and Exchange Commission on May 21, 2010)

(g)	Not applicable

(h)	Not applicable

*	Included in a mailing to stockholders.

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